1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

January 14, 2020

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ryan R. Sutcliffe, Esq.

Re:   The Charles Schwab Family of Funds — Form N-14 (File No. 333-235512) (the “Registrant”)

Dear Mr. Sutcliffe:

This letter responds to the comments of the U.S. Securities and Exchange Commission (“SEC”) staff on the prospectus/information statement on Form N-14 (“Prospectus/Information Statement”) that was filed on December 16, 2019 by the Registrant with respect to the reorganization of Schwab Investor Money Fund and Schwab Retirement Advantage Money Fund (each, an “Acquired Fund” and collectively, the “Acquired Funds”) with and into Schwab Value Advantage Money Fund (the “Surviving Fund,” and together with the Acquired Funds, the “Funds”) (the “Reorganization”). The SEC staff’s comments were provided by you to Stephen T. Cohen and Gary E. Brooks of Dechert LLP and Christine M. Pierangeli of Charles Schwab Investment Management, Inc. (“CSIM”) in a telephonic discussion on January 10, 2020.

Throughout this letter, capitalized terms have the same meaning as in the Prospectus/Information Statement, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.

Comment:  Please confirm that any information that needs to be updated or is missing from the Prospectus/Information Statement will be included in the final form of the Prospectus/Information Statement. Please also provide this information as part of an attachment to the comment response letter.

Response:  The Registrant hereby confirms that all information that needs to be updated or is missing from the Prospectus/Information Statement will be included in the final form of the Prospectus/Information Statement. As requested, Appendix A contains the information that has been added to the Prospectus/Information Statement.

January 14, 2020 Page 2

2.

Comment:  With respect to the disclosure on page 2 of the Prospectus/Information Statement, please include the Securities Act of 1933, as amended (“1933 Act”), file numbers for the documents that are being incorporated by reference into the Prospectus/Information Statement to make them easier for readers to find.

Response:  The Registrant has included the 1933 Act file numbers for the different documents disclosed on page 2 that are incorporated by reference.

3.

Comment:  The Synopsis disclosure on page 6 currently states that “Shareholders of the Acquired Funds may continue to [purchase and] redeem shares of the Funds through the Closing Date of the Reorganization.” Please confirm supplementally whether shareholders will be able to continue to purchase shares of the Funds through the Closing Date of the Reorganization and that these brackets will be deleted or the disclosure will be deleted, as necessary.

Response:  The Registrant confirms that shareholders will be able to continue to purchase shares of the Funds through the Closing Date of the Reorganization and will delete the brackets in this disclosure for the final form of the Prospectus/Information Statement.

4.

Comment:  Please confirm supplementally that the fees disclosed in the “Annual Fund Operating Expenses” table and the expense “Examples” on page 8 of the Prospectus/Information Statement reflect “current fees” as required by Item 3(a) of Form N-14. Please consider using fee and expense figures as of the end of the Funds’ June 30, 2019 semi-annual period.

Response:  The Registrant has updated the referenced disclosure to use fee and expense figures as of the end of the Funds’ June 30, 2019 semi-annual period. The Registrant believes these figures are representative of the current fees and expenses of each Fund.

5.

Comment:  With respect to the disclosure in the “Comparison of Fees and Expenses”, please confirm that the expense limitation agreement between CSIM and the Registrant, on behalf of each of the Funds, will remain in effect for at least one year from the effective date of the Prospectus/Information Statement and consider disclosing the expiration date of the expense limitation agreement, if applicable. Also, please confirm that, with respect to the expense limitation agreement for the Funds, CSIM is not entitled to recoup any previously waived fees or expenses pursuant to the agreement. If CSIM is permitted to recoup previously waived fees or expenses, please supplement the disclosure to clarify this point.

January 14, 2020 Page 3

Response:  The Registrant confirms that the expense limitation agreement will remain in effect for at least one year from the effective date of the Prospectus/Information Statement. The contractual expense limitation agreement provides that each Fund’s expense limitation arrangement will continue for so long as CSIM serves as investment adviser to the Fund, unless terminated earlier with approval from the Registrant’s Board of Trustees. Accordingly, the expense limitation agreement is expected to continue for the life of each Fund (i.e., the waiver is permanent) and, therefore, will remain in effect for at least one year from the effective date of the Prospectus/Information Statement. The Registrant confirms that under the expense limitation agreement CSIM is not entitled to recoup any previously waived fees or expenses from prior years.

6.

Comment:  With respect to the disclosure in the “Comparison of Fees and Expenses”, the footnote disclosure regarding the expense limitation agreement between CSIM and the Registrant states that, “CSIM and its affiliates have agreed to limit the total annual fund operating expenses… of…Investor Shares of the Surviving Fund to 0.35%....” The “Annual Fund Operating Expenses” table shows that the Surviving Fund’s and the Pro Forma Combined Surviving Fund’s total annual fund operating expenses have been reduced from 0.44% and 0.45%, respectively, to 0.34% through the application of the expense limitation. Please confirm that this is not an error and please supplementally explain why the total annual fund operating expenses of the Surviving Fund and the Pro Forma Combined Surviving Fund were waived down to 0.34% rather than 0.35%.

Response:  The Registrant confirms that the referenced figures for the total annual fund operating expenses after expense reduction are correct and reflect the appropriate waiver that is applied. The Registrant notes that the waiver amount represents the amount of the waiver of the management fee to reduce the fees and expenses of another share class of the Surviving Fund and, because the amount of the waiver is applied equally across all of the Surviving Fund’s share classes, it has the effect of causing the Surviving Fund’s Investor Class to be lower than the cap.

7.

Comment:  The disclosure in the “Comparison of Fees and Expenses” sections of the Prospectus/Information Statement states that the “projected post-Reorganization pro forma Annual Fund Operating Expenses and example expenses presented above are based on numerous material assumptions, including…that certain fixed costs involved in operating the Acquired Funds will be eliminated.” Please confirm supplementally what specific types of fixed costs will be eliminated and consider disclosing this information.

January 14, 2020 Page 4

Response:  The Registrant notes that the fixed costs involved in operating the Acquired Funds that will be eliminated include the management fees and other expenses of the Acquired Funds that will not be applicable to the Surviving Fund.

8.

Comment:  In each Form of Agreement and Plan of Reorganization, Section 12(b) (on pages 41 and 52) contains an apparent typographical error where it refers to the section as “clause (c)”. Please correct this error.

Response:  The Registrant hereby confirms that this provision will be updated to refer to itself as “clause (b)”.

9.

Comment:  Section D of the Statement of Additional Information relating to the pro forma financial information states that, “As of November 30, 2019, the net asset value of each Acquired Fund was less than 10% of the net asset value of the Surviving Fund. Accordingly, pro forma financial statements showing the effect of the Reorganization are not required.” We believe the exclusion from the requirement to prepare pro forma financial statements provided under Item 14(2) of Form N-14 only would apply if the Acquired Funds’ net asset value, on an aggregated basis, is less than 10% of the net asset value of the Surviving Fund. Please confirm supplementally whether the combined net asset value of the Acquired Funds is less than 10% of the net asset value of the Surviving Fund or please include the pro forma financial statements required by Rule 11-01 of Regulation S-X in the Prospectus/Information Statement.

Response:  The Registrant hereby confirms that the aggregated net asset value of the two Acquired Funds is less than 10% of the net asset value of the Surviving Fund, and accordingly no pro forma financial statements need to be included in the Prospectus/Information Statement.

10.

Comment:  Item 17(3) of the Part C of the Prospectus/Information Statement provides that “the Registrant agrees to file, by post-effective amendment, opinions of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinions.” Please confirm supplementally that the Registrant will comply with this undertaking.

Response:  The Registrant hereby confirms that it intends to make a filing pursuant to Rule 485(b) under the 1933 Act to file the opinions of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receiving the opinions.

January 14, 2020 Page 5

*          *           *

As requested, Appendix A contains marked pages that reflect the completed information and changes made in response to the SEC staff’s comments.

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

January 14, 2020 Page 6

Appendix A